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                                                                Exhibit 12
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                          PPG Industries, Inc. and Consolidated Subsidiaries
                          Computation of Ratio of Earnings to Fixed Charges
                                            Dollars In Millions

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                                                    Year Ended December 31                    Six Months
                                                                                                Ended
                                              1990      1991      1992      1993     1994    June 30, 1995
Earnings:
  Earnings before income taxes                $766.9    $348.1    $537.8    $531.2   $839.8         $708.0
  Plus:
     Fixed charges exclusive of
       capitalized interest                    169.7     177.4     167.2     127.6    108.2           53.6
     Amortization of capitalized interest        8.8       9.8      10.8      11.1     11.6            5.8
     Adjustments for equity affiliates          (0.4)      0.9      (1.6)     (0.7)    (2.4)          (1.5)
               Total                          $945.0    $536.2    $714.2    $669.2    $957.2        $765.9

  Fixed Charges:
    Interest expense including amortization
      of debt discount/premium                $150.6    $157.9    $147.4    $107.5     $88.2         $43.6
    Rentals - portion representative of
      interest                                  19.1      19.5      19.8      20.1      20.0          10.0
      Fixed charges exclusive of
       capitalized interest                    169.7     177.4     167.2     127.6     108.2          53.6
    Capitalized interest                        17.2      15.3       7.4       6.0       5.3           4.2
               Total                          $186.9    $192.7    $174.6    $133.6    $113.5         $57.8


  Ratio of earnings to fixed charges            5.06      2.78      4.09    5.01         8.43        13.25


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